[Cardinal Health Letterhead]

April 28, 2008

VIA EDGAR AND OVERNIGHT COURIER

Ms. Tia Jenkins

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Cardinal Health, Inc.

Form 10-K for Fiscal Year Ended June 30, 2007

Filed August 24, 2007

File No. 001-11373

Dear Ms. Jenkins:

On behalf of Cardinal Health, Inc. (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission that appeared in your letter, dated April 17, 2008, with respect to the filing referenced above. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Form 10-K For Fiscal Year Ended June 30, 2007

Note 2. Business Combination, page 69

1.

We note your response to comment one of our letter dated March 19, 2008. We further note that your Form 10-K for the fiscal year ended June 30, 2007 has been incorporated by reference into registration statements on Forms S-3 (filed September 7, 2007), S-4 and S-4/A (filed September 6, 2007, and February 11, 2008, respectively) and S-8 (filed February 7, 2008), among others. We do not object to your proposal to remove the references to the work of independent third parties in future filings. However, it appears that the third parties named in the 2007 Form 10-K are experts within the meaning of Rule 436. Because your 2007 Form 10-K has been incorporated into

Ms. Tia Jenkins

April 28, 2008

Securities Act registration statements, please tell us how you plan to resolve the matter with respect to those filings.

Response: In response to the Staff’s comment above, the Company intends to amend its Form 10-K for the fiscal year ended June 30, 2007 to remove the references to independent third-party appraisals in Notes 2 and 4 to its financial statements. The Company intends to file this amendment by Friday, May 16.

* * *

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 757-7566.

Very truly yours,

/s/ Stuart G. Laws
Stuart G. Laws
Chief Accounting Officer

cc:	Dave Walz
Securities and Exchange Commission

Ryan Milne
Securities and Exchange Commission

Jeffrey W. Henderson
Cardinal Health, Inc.

Ivan K. Fong
Cardinal Health, Inc.

Irving Dennis
Ernst & Young LLP